

December 20, 2012

Via E-mail
Mr. Roger K. Newport
Chief Financial Officer
AK Steel Holding Corporation
9227 Centre Point Drive
West Chester, Ohio 45069

    RE: AK Steel Holding Corporation
           Form 10-K for the Year Ended December 31, 2011
           Filed February 27, 2012
           Form 10-Q for the Period Ended September 30, 2012
           Filed October 26, 2012
           File No. 1-13696

Dear Mr. Newport:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis of Financial Condition and Results…, page 13

2011 Compared to 2010, page 15

Operating Costs, page 16

2. We note your disclosure on page 50 that during 2011, 2010 and 2009, liquidation of LIFO layers generated income of $109.9, $13.0 and $96.8 respectively. Please expand your discussion of cost of products sold to discuss the impact of the liquidation of LIFO layers.

Non-GAAP Financial Measures, page 17

3. On page 18, you present non-GAAP performance financial measures which remove the pension corridor charge related to your defined benefit plans. We have the following comments regarding your disclosures surrounding this non-GAAP measure:

- Please expand your disclosure to qualitatively state what the adjustment represents in the context of your pension accounting policy;
- We note that your operating income reflects any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets (corridor adjustment). Amounts inside this 10% corridor are amortized over the plan participants' life expectancy.   Your non-GAAP measure, adjusted operating income, eliminates this corridor adjustment. Actuarial gains/losses represent the effects of experience differing from assumptions, including the difference between actual and expected return on plan assets, and the effects of changes in assumptions during the year. Please therefore quantify for readers your expected return on plan assets, your expected percentage average return on assets reflected in your non-GAAP measure and your actual return on plan assets;
- If true, also clarify that your non-GAAP measure depicts an approach that is comparable to the accounting for pension expense in the first three quarters under GAAP. Also clarify that your GAAP and non-GAAP measures also exclude the amortization of prior period actuarial gains/losses related to the unrecognized actuarial gains or losses that exceeded 10% of the larger of projected benefit obligations or plan assets that you immediately expensed;
- Please also expand your disclosures to comprehensively address why providing this non-GAAP financial measure provides useful information to investors. In this regard, while we note that your method of accounting for pension and other post retirement obligations is rarely used by other publicly traded companies, we do not believe you should imply that the elimination of the pension corridor charge provides a more comparable measure given that your GAAP and non-GAAP measures also exclude the amortization of prior period actuarial gains/losses related to the unrecognized actuarial gains or losses that exceeded 10% of the larger of projected benefit obligations or plan assets; and
- Please note that you should not refer to your pension corridor charge as a non-cash charge as pension liabilities are ultimately settled in cash.

Please refer to Item 10(e)(1)(i)(C) of Regulation S-K and Item 2.02 of Form 8-K.

Critical Accounting Policies and Estimates, page 32

Asset Impairment, page 34

4. We note your disclosures regarding impairment of long-lived assets. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including property, plant and equipment, please disclose the following:

- How you group long-lived assets for impairment and your basis for that determination;
- How you determine when long-lived assets should be tested for impairment;
- How frequently you evaluate for the types of events and circumstances that may indicate impairment; and
- Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets.

If any material long-lived assets or asset groups have a carrying value less than their corresponding undiscounted cash flows and their carrying value is not substantially in excess of fair value, please disclose the nature of the assets and their carrying value and convey how close their carrying value is to fair value. Please also disclose key assumptions you made and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect those key assumptions.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 46

Concentration of Credit Risk, page 47

5. You indicate that you operate in a single business segment. Please help us understand how you determined your operating segments pursuant to ASC 280-10-50-1 through 9 as well as your reportable segments pursuant to ASC 280-10-50-10. If you aggregate operating segments, please tell us how you determined this was appropriate based on ASC 280-10-50-11 through 19. Please specifically address the following in your explanation:

- Please tell us who your chief operating decision maker is and how you made this determination pursuant to ASC 280-10-50-5;
- Please tell us whether discrete financial information is prepared at a lower level than your consolidated results and if so please tell us the nature of such financial information and explain to us who utilizes this information and for what purpose. Please also tell us at what levels your Board of Directors are provided financial information; and
- Given the different categories of products that you sell and the various markets that you serve please help us understand how your chief operating decision maker can assess

performance and make decisions regarding the allocation of resources by viewing operations on a consolidated basis.

Note 14 – Variable Interest Entities, page 75

6. On October 4, 2011, AK Steel acquired a 49.9% interest in Magnetation JV. You determined that Magnetation JV is a variable interest entity and that Magnetation Partner is the primary beneficiary. Please disclose your maximum exposure to loss as a result of your involvement with Magnetation JV as required by ASC 810-10-50-4.

Note 19 – Supplemental Guarantor Information, page 79

7. You disclose that the 2020 Notes are governed by indentures entered into by AK Holding and its wholly-owned subsidiary, AK Steel. You also indicate that AK Holding fully and unconditionally, jointly and severally guarantees the payment of interest, principal and premium, if any, on the 2020 Notes. Please confirm, and revise your disclosure, if true, that AK Steel is "100% owned" as defined by Rule 3-10(h)(1) of Regulation S-X. Note that "wholly-owned," as defined in Rule 1-02(aa) of Regulation S-X, is not the same as "100% owned."

Form 10-Q for the Quarter Ended September 30, 2012

Note 6 – Environmental and Legal Contingencies, page 11

Legal Contingencies, page 13

8. We note you have provided information on asbestos cases pending at December 31, 2011 as wells as asbestos claims activity for 2011, 2010 and 2009. In future quarterly reports, please update this information as of and for the periods being reported. Please supplementally provide us with this information for the three and nine months ended September 30, 2012.

9. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for any of your matters, including but not limited to the matters with Judith Patrick, Margaret Lipker, Consolidation Coal Company and Zanesville Works, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. You may provide your disclosures on an aggregated basis. Please refer to ASC 450-20-50.

If you continue to conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure and (2) including but not limited to the Judith Patrick, Margaret Lipker, Consolidation Coal Company and Zanesville Works matters, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief